

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05004303

February 9, 2005

Kathleen M. Salmas
Senior Counsel and Assistant Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/9/2005

Re: Northrop Grumman Corporation
Incoming letter dated January 18, 2005

Dear Ms. Salmas:

This is in response to your letters dated January 18, 2005 and February 2, 2005 concerning the shareholder proposal submitted to Northrop Grumman by Jerome McLaughlin. We also have received a letter on the proponent's behalf dated January 21, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB 1 0 2005
1088

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

1133424

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199

January 18, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Northrop Grumman Corporation

Ladies and Gentlemen:

Northrop Grumman Corporation, a Delaware Corporation (the "Company") has received a shareholder proposal from Jerome McLaughlin (Exhibit A).

This letter is to advise you that it is the Company's intention to exclude this proposal from the definitive proxy statement for its 2005 Annual Meeting of Shareholders expected to be filed with the Securities and Exchange Commission (the "Commission") and mailed to the shareholders on or about April 12, 2005. In accordance with Rule 14-8(j), by copies of this letter the Company has notified Mr. McLaughlin of its intention to omit his proposal from its 2005 proxy materials. Also in accordance with Rule 14a-8(j) enclosed are six copies of this letter and the exhibits hereto.

The Company believes Mr. McLaughlin's proposal may be omitted from its 2005 proxy materials based on Rule 14a-8(e) which describes the deadlines applicable to shareholder proposals. Mr. McLaughlin failed to submit the proposal by the Company's properly determined deadline.



Page 46 of the Company's 2004 Proxy Statement dated April 12, 2004, states:

> "Any stockholder who intends to present a proposal at the annual meeting in the year 2005 must deliver the proposal to the Corporate Secretary at 1840 Century Park East, Los Angeles, California 90067:
>
> - Not later than December 13, 2004, if the proposal is submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934."

The Company based this December 13, 2004 deadline on the fact that the Company's proxy materials for its 2004 annual meeting were filed with the Commission and mailed on April 12, 2004. The Company's 2004 Annual Meeting was held on May 18, 2004.

Mr. McLaughlin's proposal was faxed to the Company on December 15, 2004 at 21:53 hours and therefore the proponent has failed to submit the proposal by the Company's properly determined deadline.

The Company's 2005 Annual Meeting will take place on May 17, 2005 and as stated above, the Company expects to file its definitive proxy materials with the Commission on or about April 12, 2005.

The Company respectfully requests the advice of the Staff of the Commission's Division of Corporation Finance that it will recommend no enforcement action if the Company excludes Mr. McLaughlin's proposal from its proxy materials for the 2005 Annual Meeting of Shareholders.

Please call me at (310) 201-3495 if additional information is required or if you would like to discuss this submission.

Respectfully Submitted,



Kathleen M. Salmas
Senior Counsel and Assistant Secretary

Enclosure

cc: Jerome McLaughlin
John Chevedden

EXHIBIT A

Jerome McLaughlin
31316 Floweridge Drive
Rancho Palos Verdes, CA 90275

Mr. Ronald Sugar
Chairman
Northrop Grumman Corporation (NOC)
1840 Century Park East
Los Angeles, CA 90067
PH: 310-553-6262
FX: 310-553-2076

Dear Mr. Sugar,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



Jerome McLaughlin

CO-SPONSOR



Date

cc: John A. Mullan
Corporate Secretary
PH: 310-201-3081
FX: 310-556-4556

3 – Elect Each Director Annually

RESOLVED: Elect Each Director Annually. Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. Our Directors have not reasonably cited that they commissioned a survey of shareholders by an independent expert to understand our shareholder support for this topic.

Lockheed Martin shareholders already benefit from annual election of each director. Raytheon Directors moved to adopt annual election of each director on November 2, 2004.

67% Yes-Vote

We as shareholders voted solidly in support of this topic.

Year	Rate of Support
2004	67%

The 67%-vote is based on yes and no votes cast. This was a significant increase in support from our two separate 49% votes in favor of this topic in 1999 and 2001.

Annual election of each director would allow us to analyze the vote tabulation for our entire board each year to see which directors receive the highest votes. For instance in 2004 we could only analyze the shareholder support for five of our directors as follows:

Director	Affiliation (Past or Present)	For (Millions)	Withheld (Millions)
Aulana Peters	Gibson, Dunn & Crutcher	161	5
Michael Cook	Deloitte & Touche	160	6
Philip Odeen	TRW	157	9
Kevin Sharer	Amgen Inc.	156	10
Lewis Coleman	Betty Moore Foundation	152	14

I believe it would be an incentive for all directors to perform better if we had annual voting tabulations on each director. This above list also serves as a reminder that under the current policy we will have no possible vote on the above directors until 2007.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Shares are intended to be held until after the shareholder meeting.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Northrop Grumman Corporation (NOC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Co-sponsor: John Chevedden
Co-sponsor: Jerome McLaughlin

Ladies and Gentlemen:

This no action request letter apparently applies only to Mr. Jerome McLaughlin's submittal of a rule 14a-8 proposal. This same shareholder proposal was initially submitted by shareholder John Chevedden on November 10, 2004 with a separate submittal letter.

Since the company has made no mention of the November 10, 2004 submittal, which the company acknowledged receiving prior to the deadline, this no action request apparently does not apply to the November 10, 2004 submittal by the undersigned.

The two submittal faxes were sent on November 10, 2004 at the following times:
08:26 PM and 08:43 PM according to the telephone bill
20:26 and 20:42 according to the fax machine confirmation

The November 10, 2004 proposal submittal was faxed to the same company fax number as Mr. McLaughlin's proposal.

For the above reasons it is respectfully requested that concurrence not be granted to the company on the rule 14a-8 proposal timely submitted by the undersigned.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Kathleen Salmas

21	Wed	Nov 10	8:26 pm	BeverlyHls	CA	310 556-4556	Eve	2	.10
22	Wed	Nov 10	8:43 pm	BeverlyHls	CA	310 556-4556	Eve	2	.10

11/10	20:26	5564556	01:27	03	OK	TX	ECM
11/10	20:42	5564556	01:27	03	OK	TX	ECM

3 – Elect Each Director Annually

RESOLVED: Elect Each Director Annually. Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. Our Directors have not reasonably cited that they commissioned a survey of shareholders by an independent expert to understand our shareholder support for this topic.

Lockheed Martin shareholders already benefit from annual election of each director. Raytheon Directors moved to adopt annual election of each director on November 2, 2004.

67% Yes-Vote

We as shareholders voted solidly in support of this topic.

Year	Rate of Support
2004	67%

The 67%-vote is based on yes and no votes cast. This was a significant increase in support from our two separate 49% votes in favor of this topic in 1999 and 2001.

Annual election of each director would allow us to analyze the vote tabulation for our entire board each year to see which directors receive the highest votes. For instance in 2004 we could only analyze the shareholder support for five of our directors as follows:

Director	Affiliation (Past or Present)	For (Millions)	Withheld (Millions)
Aulana Peters	Gibson, Dunn & Crutcher	161	5
Michael Cook	Deloitte & Touche	160	6
Philip Odeen	TRW	157	9
Kevin Sharer	Amgen Inc.	156	10
Lewis Coleman	Betty Moore Foundation	152	14

I believe it would be an incentive for all directors to perform better if we had annual voting tabulations on each director. This above list also serves as a reminder that under the current policy we will have no possible vote on the above directors until 2007.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Shares are intended to be held until after the shareholder meeting.

Office of the Secretary

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199
Telephone 310-201-3215

February 2, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Northrop Grumman Corporation

Ladies and Gentlemen:

On January 18, 2005 Northrop Grumman Corporation (the "Company") submitted a request for a no-action letter to the Securities and Exchange Commission (the "Commission"). The Company advised the Commission of its intention to exclude a shareholder proposal submitted by Jerome McLaughlin based on the fact that it was submitted past the deadline.

The Company was copied on a letter dated January 21, 2005 from John Chevedden concerning Mr. McLaughlin's proposal and a proposal on the same subject submitted by Mr. Chevedden in November 2004 (a copy is enclosed for your reference). Mr. Chevedden's January 21 letter is somewhat confusing in that it states "The two submitted faxes were sent on November 10, 2004..." Mr. Chevedden's proposal was received by the Company prior to the December 13 deadline and so is not the subject of the no-action request. However, as we stated to the Commission previously, Mr. McLaughlin's proposal was submitted on December 15, 2004, two days after the deadline. Therefore, we confirm that we would like the Commission to consider our January 18, 2005 request for a no-action letter only for Mr. McLaughlin's proposal.

Sincerely yours,



Kathleen M. Salmas
Senior Counsel and Assistant Secretary

cc: John Chevedden
Jerome McLaughlin

 Recycled Paper

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Northrop Grumman Corporation (NOC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Co-sponsor: John Chevedden
Co-sponsor: Jerome McLaughlin

Ladies and Gentlemen:

This no action request letter apparently applies only to Mr. Jerome McLaughlin's submittal of a rule 14a-8 proposal. This same shareholder proposal was initially submitted by shareholder John Chevedden on November 10, 2004 with a separate submittal letter.

Since the company has made no mention of the November 10, 2004 submittal, which the company acknowledged receiving prior to the deadline, this no action request apparently does not apply to the November 10, 2004 submittal by the undersigned.

The two submittal faxes were sent on November 10, 2004 at the following times:
08:26 PM and 08:43 PM according to the telephone bill
20:26 and 20:42 according to the fax machine confirmation

The November 10, 2004 proposal submittal was faxed to the same company fax number as Mr. McLaughlin's proposal.

For the above reasons it is respectfully requested that concurrence not be granted to the company on the rule 14a-8 proposal timely submitted by the undersigned.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Kathleen Salmas

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 9, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northrop Grumman Corporation
Incoming letter dated January 18, 2005

The proposal relates to the annual election of directors.

There appears to be some basis for your view that Northrop Grumman may exclude Jerome McLaughlin as a co-proponent of the proposal under rule 14a-8(e)(2) because Northrop Grumman received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Northrop Grumman omits Jerome McLaughlin as a co-proponent in reliance on rule 14a-8(e)(2).

Sincerely,



Robyn Manos
Special Counsel